SEB

02 DEC -3

2002-12-03

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Facsimile no: 001-202-942-9624

02060171

SUPPL

Re: Skandinaviska Enskilda Banken AB (publ) - File No. 82-3637

Ladies and Gentlemen:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") by Skandinaviska Enskilda Banken (the "Bank") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,

Gunilla Wikman

For and on behalf of
Skandinaviska Enskilda Banken

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

dlw 12/4

(Enclosure)

SEB

Stockholm, 3 December 2002 **File No. 82-3637**

PRESS RELEASE

Tom Vidar Rygh new CEO of Enskilda Securities

Tom Vidar Rydh has been appointed CEO of Enskilda Securities. Up to and including 2001, Tom Vidar Rygh was Executive Vice President of Orkla AS and responsible for Orkla Securities, which was acquired by Enskilda Securities in 2000. After that and until he left Orkla AS, he was a Board member of Enskilda Securities.

Since 2001, Tom Vidar Rygh has been running his own business and served as a Board member in several public companies. For example, he is the Chairman of the Norwegian Telenor company and Deputy Chairman of the Swedish company Industrikapital. Previously, he was the Chairman of the Oslo Stock Exchange and a Director of the Norwegian companies Dyno ASA and Storebrand ASA as well as the Danish Carlsberg Breweries.

Annika Bolin, Head of Corporate & Institutions:
- We are very pleased that Tom Vidar Rygh will join Enskilda Securities. He is experienced both within corporate finance and the capital markets through his previous assignments. In addition, his various directorships have given him a vast experience of Scandinavian corporations, which we value highly.

- In spite of the tough market conditions in recent times, Enskilda Securities has managed to strengthen its market position, as demonstrated in the recent ratings.

Tom Vidar Rygh, new CEO of Enskilda Securities:
- I am looking forward to returning to a more operational function. I know Enskilda Securities since earlier and have a great respect for its quality and skills. I feel strongly for pursuing the strategy that has led Enskilda to a top position in the Nordic area.

Tom Vidar Rygh will leave all his directorships in public companies.

For further information, please contact:
Gunilla Wikman, Head of Group Communication, tel. +46 8 763 81 25 or +46 70 763 81 25